Transamerica Income Shares, Inc.

RESULTS OF SHAREHOLDER PROXY (unaudited)

Section 270.30d-1 under the Investment Company Act of 1940, as amended, titled “Reports to Stockholders of Management Companies,” requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following items.

At a special meeting of shareholders held on July 7, 2005, the results of Proposals 1 and 2 were as follows:

Proposal 1: To elect nine Directors to the Board of Directors

For    Withheld

Peter R. Brown           5,123,969.487   175,698.055
Daniel Calabria           5,139,997.487   159,670.055
Janice B. Case            5,138,195.685   161,471.857
Charles C. Harris                5,120,708.487   178,959.055
Leo J. Hill                            5,140,488.685   159,178.857
Russell A. Kimball, Jr.                       5,130,768.685   168,898.857
Thomas P. O’Neill                             5,137,961.829   161,705.713
William W. Short, Jr.         5,137,806.487   161,861.055
John W. Waechter   5,145,716.437   153,951.105

Proposal 2: To approve the elimination of the Fund’s fundamental investment restriction against investing in restricted securities

For           Against   Abstentions/Broker Non-Votes:

3,615,527.906          376,849.663          1,307,289.973

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